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                                                                 Correspondence
                               Leonard E. Neilson
                           A PROFESSIONAL CORPORATION

LEONARD E. NEILSON                          8160 SOUTH HIGHLAND DRIVE, SUITE 104
ATTORNEY AT LAW                                                SANDY, UTAH 84093
                                                     TELEPHONE:  (801)  733-0800
                                                           FAX:  (801)  733-0808
                                                    E-MAIL:  LNEILSONLAW@AOL.COM


                                 March 14, 2007



Securities and Exchange Commission
Attn:  Tia Jenkins
Senior Assistant Chief Accountant
Office of Emerging Growth Companies
100 F Street, NE
Washington, D.C. 20549-7010

     Re:      BioForce Nanosciences Holdings, Inc.
              Response to comment letter regarding Form 10-QSB/A for the quarterly period ended March 31, 2006 SEC File No. 000-51074

Dear Ms. Jenkins:

     In response to your letter dated January 26, 2007, the following information, corresponding sequentially to the paragraphs in your letter, has been provided by and is hereby submitted on behalf of BioForce Nanosciences Holdings, Inc. (the "Company"). The Company has repeated your comments at the beginning of each paragraph.

Form  10-QSB/A for the quarterly  period ended March 31, 2006 filed  November 9,
2006
--------------------------------------------------------------------------------

     1. We note your response to prior comment three of our letter dated September 14, 2006. We note that the reported net loss for the quarter ended March 31, 2006 increased from $0.4 million to $1.4 million as a result of the restatements, and that this period was subsequent to the date of the reverse merger. Please tell us how you evaluated the impact of the restatements on your conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the period reported. We note that your response does not specifically address the quarter ended March 31, 2006 or any other period.
     ---------------------------------------------------------------------------

Response
--------

     As of the end of each reporting quarter in 2006, we carried out a review and evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as defined in Rules 13a-15(e) or 15d-5(e) of the Securities Exchange Act of 1934. The review and evaluation were conducted under the supervision and with the participation of management, including our chief executive officer who was also acting as our principal accounting officer. At that time, we concluded that our disclosure controls and procedures were effective.

     Subsequent to the reviews and evaluations of the first and second reporting quarters of 2006, however, we identified certain material weaknesses in our internal controls over financial reporting that led us to conclude that our disclosure controls and procedures were not, or had the potential for not being effective. These weaknesses related to our accounting for the amortization of interest for the beneficial conversion features of convertible debt and compensation expense related to vesting of stock options and warrants.

     In addition, we have also recently discovered that we failed to account for the $66,295 liability associated with accrued and unused vacation time for 2005. Restated financial statements for the year ended December 31, 2005 will be presented as a part of our upcoming Form 10-KSB filing for the year ended December 31, 2006.

     We attribute these weaknesses in our internal controls and procedures to several factors, including the following. Historically, our disclosure controls and procedures were developed, implemented, maintained, reviewed and internally audited by individuals with little training or experience related to disclosure. Our engagement of third party outside advisors and auditors did not provide the necessary oversight to overcome these issues. Further, our chief executive officer was required to sign our Sections 302 and 906 certifications without the benefit of a principal accounting officer's assistance, as we did not have a chief financial officer or controller on staff. Lastly, our size and finances limited our ability to invest in other additional resources to support disclosure, and we did not have an audit committee, or a financial expert as a member of our Board of Directors.

     As of the date of this letter, we have taken and are continuing to take remedial action to address these deficiencies. First and foremost, we have hired a chief financial officer, whose employment started January 15, 2007. In the months to come, he will be reviewing our disclosure controls and procedures for compliance with the requirements of Section 404 of the Sarbanes Oxley Act, as those requirements relate to and become effective for a small business. In so doing, he will be developing and implementing disclosure controls and procedures appropriate for a company of our size. Additionally, we are actively seeking a financial expert to add to our Board of Directors.

     2. With respect to your disclosures under Part I, Item 3 in each of the quarterly reports for the periods ended September 30, 2006, June 30, 2006 and March 31, 2006, we note that no overall conclusion is made regarding the effectiveness of your disclosure controls and procedures. Please tell us whether you believe that your disclosure controls and procedures were effective at the end of each of these periods. Also, please confirm that in future filings, you will revise your disclosures to clearly state whether your disclosure controls and procedures were effective or not effective, as applicable.
     ---------------------------------------------------------------------------

Response
--------

     We initiallly concluded and reported that our disclosure controls and procedures for the first and second quarters of 2006 were effective. In the third quarter of 2006, however, we learned there was an issue with how we had expensed interest for the beneficial conversion feature of a convertible debt in the first quarter of 2006, and that we had overlooked the reporting of compensation expense related to vesting of stock options and warrants in the second quarter of 2006.

     In addition, we have also recently discovered that we failed to account for the $66,295 liability associated with accrued and unused vacation time for 2005. Restated financial statements for the year ended December 31, 2005 will be presented as a part of our upcoming Form 10-KSB filing for the year ended December 31, 2006.

     As a result of the discovery of these deficiencies, we have concluded that our disclosure controls and procedures for each of the three quarters in 2006 were not effective.

     We intend to address these deficiencies in the coming months by having our newly hired chief financial officer review our disclosure controls and procedures, develop and implement procedures, and monitor their effectiveness. We intend to report on the progress of these activities and its impact on the effectiveness of our controls and procedures in our future filings.

                                      -2-

     3. We note that no filing was made under Item 4.02 of Form 8-K relating to the restatements to the previously filed financial statements for the quarter ended March 31, 2006. Given the materiality of the restatements, it would appear that an Item 4.02 8-K filing would be required. Please file the Item 4.02 Form 8-K, or tell us why you believe that no Item 4.02 filing was required.
     ---------------------------------------------------------------------------

Response
--------

     We agree with your conclusion that we should have made an Item 4.02 8-K filing relating to the restatements to the previously filed financial statement for the quarter ended March 31, 2006. To that end, we are filing an Item 4.02 Form 8-K concurrent with this letter.

     Future correspondences concerning this response should be directed to this office by phone at (801) 733-0800, or by Fax at (801) 733-0808.

                             Sincerely,

                             /s/ Leonard E. Neilson
                             ----------------------
                             Leonard E. Neilson
:ae



CC:      BioForce Nanosciences Holdings, Inc.

                                      -3-